November 21, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin E. Martin

Re:	NewStar Financial, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 9, 2017
File No. 001-33211

Dear Ms. Martin:

This letter sets forth NewStar Financial, Inc.’s (the “Company”) responses to the comments contained in your letter dated November 20, 2017 (the “Comment Letter”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Securities and Exchange Commission on November 9, 2017 (File No. 001-33211) (the “Preliminary Proxy Statement”).

Set forth below in bold are the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto. Terms used but not defined herein have the meanings ascribed to such terms in the Preliminary Proxy Statement.

General

1.	Tell us how you concluded that neither the merger nor the asset sale is subject to Exchange Act Rule 13e-3. In this regard, it appears that Corsair and the Asset Buyer (by virtue of its business relationship with NewStar via Franklin Square) may be affiliates of NewStar.

Response: We respectfully advise the Staff that, after careful consideration of Rule 13e-3, including the Staff’s guidance in the Schedule 13E-3 Compliance and Disclosure Interpretations, the Company believes that Rule 13e-3 is not applicable to the transactions contemplated by the merger agreement or the asset purchase agreement and that none of the Company, First Eagle, the Asset Buyer or any of their respective affiliates are required to provide additional disclosure on Schedule 13E-3.

The Company believes the merger and asset sale are not “going private transactions” for purposes of Rule 13e-3 because (i) First Eagle and its affiliates, including Blackstone and Corsair, are not affiliates of the Company, (ii) the Asset Buyer and its affiliates, including GSO and Blackstone, are not affiliates of the Company, including through GSO’s sub-advisory relationship with the Franklin Square funds and (iii) management of the Company, while affiliates of the Company, are not “engaged in” the transactions. In addition, the transactions do not involve the types of risks and potential for affiliate overreaching that Rule 13e-3 was intended to address.

In particular, as discussed in detail below:

•	Corsair’s ownership of barely 10% of the Company coupled with a single board seat does not give it control given that almost 85% of the stock is owned by investors unaffiliated with either Corsair or Company management, including an investor with a stake as large as Corsair’s and four other over-5% investors. In addition, the overwhelming majority of the Company’s board consists of independent directors not affiliated in any way with Corsair or Company management.

•	GSO’s power as sub-adviser to the Franklin Square funds is limited to making recommendations; it does not have any investment or voting power over securities owned by the Franklin Square funds. Investment and voting authority is vested solely in the funds’ advisor, Franklin Square, which is not affiliated with GSO.

First Eagle is not an affiliate of the Company

Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Rule 12b-2 under the Exchange Act defines “control” to mean the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.”

First Eagle and its controlled affiliates, including First Eagle Investment Management, LLC, do not beneficially own any shares of the Company’s common stock nor do they have any commercial or contractual relationships with the Company (other than the merger agreement and related agreements) or have any representative serving as a director or officer of the Company. Accordingly, First Eagle and its controlled affiliates are not affiliates of the Company.

Corsair is not an affiliate of the Company

As disclosed in the Preliminary Proxy Statement, an entity jointly owned by funds advised by Blackstone and Corsair is the majority owner of First Eagle. Corsair also directly or indirectly controls other funds (Corsair III Financial Services Capital Partners, L.P., Corsair III Financial Services Offshore 892 Partners, L.P. and Corsair II, L.P.), which collectively own a total of 4,263,075 shares of the Company’s common stock, representing approximately 10.3% of the Company’s outstanding shares. In addition, Mr. Richard E. Thornburgh, a Senior Advisor of Corsair, is also a director of NewStar. However, Corsair has no contractual right to designate or nominate Mr. Thornburgh or any other person as a director. Since the Company’s initial stockholders meeting as a public company in April 2007, Mr. Thornburgh has been nominated by the board of directors (and the Company’s nominating and governance committee) to serve as a director and elected by the Company’s stockholders, rather than being designated or nominated by Corsair. Moreover, as described in the section of the Preliminary Proxy Statement entitled “The Merger and Asset Sale – Background of the Transactions,” Mr. Thornburgh recused himself from all board meetings and deliberations regarding the transaction after the April 13, 2017 board meeting, which was the first time a potential transaction with First Eagle was brought to the board’s attention. Therefore, Mr. Thornburgh was not able to exert any influence or control over the Company with respect to its decision to enter into the merger agreement and the asset purchase agreement or any of the negotiations with respect to the terms and conditions of such agreements, or the board’s assessment of alternative transactions with other parties during this period. In addition, Mr. Thornburgh is only one member of the Company’s seven person board and the other six members consist of five independent directors with no connection to Corsair plus the Company’s chief executive officer.

Corsair is not party to any agreement currently in effect with the Company other than a customary registration rights agreement. Accordingly, Corsair does not have any commercial or contractual relationships with the Company that would provide Corsair or its affiliates with any ability to control, including directing the management or policies of, the Company.

In addition to Corsair, the Company has a number of other large stockholders, none of which are affiliated with Corsair. In particular, Capital Z Partners Management, LLC (“Capital Z”) and its affiliated funds own 4,045,244 shares of the Company’s common stock, representing approximately 9.8% of the Company’s outstanding shares and essentially equivalent to Corsair’s 10.3% stake. Capital Z has the contractual right, unlike Corsair, to nominate a director to the Company’s board. The Company also has four other major stockholders with over-5% stakes: Timothy E. Moriarty and Swiss Reinsurance Company (each at over 8%) and Dimensional Fund Advisors LP and Oaktop Capital Management II, L.P (each at over 5%). Based on the applicable Schedule 13D or Schedule 13G filed by the foregoing stockholders, none is affiliated with Corsair.

As the SEC has long recognized, a determination of “control” must be made based on the specific facts and circumstances. In this case, Corsair’s 10.3% ownership stake does not give it the power to exercise control when more than 83% of the Company’s outstanding shares are owned by persons unrelated to either Corsair or management, including an investor with a stake essentially as large as Corsair’s stake and four other over-5% stockholders. Similarly, Mr. Thornburgh’s presence on the board (as a nominee of the independent nominating committee because Corsair does not have a contractual right to designate a director) does not give Corsair control over the board, given the presence of five other independent directors as well as the Company’s CEO.

Accordingly, for the reasons set forth above, Corsair is not able to control the Company by virtue of its ownership of the Company’s stock or the presence of a Corsair-affiliated person as a member of the Company’s seven person board, nor does Corsair have any commercial or contractual relationships with the Company that enable it to control, including directing the management or policies of, the Company. Therefore, Corsair is not an affiliate of the Company.

GSO and Blackstone are not affiliates of the Company

As disclosed in the Preliminary Proxy Statement, the Asset Buyer is a wholly owned subsidiary of a newly formed investment fund advised by GSO, which is an affiliate of Blackstone. An affiliate of GSO also acts as sub-advisor to certain investment funds advised by Franklin Square Capital Partners and certain of its affiliates (collectively, “Franklin Square”), which funds collectively own $300 million principal amount of NewStar subordinated notes and warrants to purchase 12 million shares of the Company’s common stock, which warrants are currently exercisable for up to 4.99% of the number of shares of the Company’s common stock outstanding after giving effect to such exercise and, upon giving the Company at least 61 days prior notice, such warrants may be exercised for approximately 22.38% of the number of shares of the Company’s common stock outstanding after giving effect to such exercise.

GSO, as sub-adviser to the investment adviser to the Franklin Square investment funds, disclaims beneficial ownership of any securities owned by such funds. GSO has advised the Company that, while GSO as sub-adviser makes recommendations to Franklin Square, it is Franklin Square (which is not an affiliate of GSO) that has sole investment discretion for the investment funds that own the warrants and that (a) neither GSO nor any of its affiliates has any right, power or authority to cause Franklin Square or any of the investment funds that own the warrants to dispose of or exercise the warrants and (b) if the investment funds were to exercise the warrants and acquire shares of Company common stock neither GSO nor any of its affiliates would have any right, power or authority to cause such investment funds to vote such shares of Company common stock. GSO has not made any recommendations to Franklin Square with respect to the transactions contemplated by the Company’s Preliminary Proxy Statement. In addition, GSO and Blackstone have advised the Company that none of GSO, Blackstone or any affiliate of Blackstone that controls GSO beneficially owns any shares of the Company’s common stock. None of the directors or officers of the Company are directors, officers or employees of GSO, Blackstone or any of their affiliates. While GSO and the Company have from time to time engaged in certain ordinary course commercial activities, including co-lending opportunities for each to participate in loans originated by the other, neither GSO nor Blackstone (nor any of their affiliates) have any representation (or right to representation) on the Company’s board, or have any commercial or contractual relationships with the Company that enable them to control, including directing the management or policies of, the Company.

Accordingly, none of GSO, Blackstone or any of their affiliates is an affiliate of the Company, including as a result of GSO’s limited sub-advisory relationship with the Franklin Square funds.

In addition, as of the date of this letter, the exercise price for the warrants is $12.62 per share, which is significantly above even the maximum possible per share merger consideration of $12.44. As a result, the Company does not believe that the investment funds would exercise the warrants in connection with the proposed transactions or in the foreseeable future. None of the directors or officers of the Company are directors, officers or employees of the investment funds or Franklin Square. Furthermore, none of the investment funds or Franklin Square have (or have any right to designate) a director on the Company’s board or, except as described above and except for an investment in one collateralized loan obligation sponsored by the Company, have any commercial or contractual relationships with the Company, other than pursuant to the agreements for the subordinated notes and warrants. Such investment funds, as holders of subordinated debt and out-of-the money warrants which are currently exercisable for only 4.99% of the Company’s common stock, are therefore not affiliates of the Company.

The Management Parties are not “Engaged In” the Transaction

As stated in Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, members of senior management of the Company are considered by the Staff to be affiliates of the Company, and depending on the facts and circumstances of the transaction, such management affiliates also might be deemed to be “engaged in” the transaction. Such interpretation notes that important factors considered by the Staff are whether such management would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2. In addition, if management is “on both sides” of the transaction, then the purchaser may be also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3. However, the Company respectfully advises the Staff that in this case, management of the Company is not engaged in the transaction and is not on both sides of the transaction for the reasons set forth below.

First, under the terms of the merger agreement, all equity awards and shares of common stock, whether held by management of the Company or otherwise, will be cancelled solely in exchange for the merger consideration (which is cash and a contractual contingent value right to receive additional cash payments) and the Company will become a wholly-owned subsidiary of First Eagle. Management currently does not own any equity in First Eagle and will not roll over any of their Company common shares or otherwise receive any First Eagle equity in the merger. There are no agreements between First Eagle (or any of its affiliates) and any members of management of the Company for First Eagle or any of its affiliates to grant or otherwise allow management to acquire any equity interests in First Eagle or any such affiliates and there have been no discussions between management and First Eagle (or any of its affiliates) regarding any such agreements.

Second, no member of the management of the Company is party to any agreement or arrangement to serve on the board of directors of First Eagle or any of its affiliates following the closing (including the Company). The merger agreement provides that the existing board of directors of the Company will be replaced as of the closing with representatives of First Eagle. Following the closing, the Company will be a wholly owned subsidiary of First Eagle and will therefore be controlled by First Eagle. While each member of management who remains employed by the Company following the closing in a management capacity may be involved in decisions with respect to the operations and business of the Company following the merger, each such person will be subject to the direction of (and removal or termination at any time by) First Eagle.

Third, no member of the management of the Company has employment agreements or arrangements with First Eagle or any of its affiliates. Although it is possible that management will enter into agreements or arrangements with First Eagle or its affiliates regarding employment and compensation in the future, no substantive discussions or negotiations for ongoing employment agreements or arrangements have taken place to date.

The Merger Does Not Raise the Concerns that Rule 13e-3 was Intended to Address

As a general matter, the Company respectfully submits that the merger and asset sale are not the type of transactions that Rule 13e-3 is intended to apply to. The policy furthered by Rule 13e-3 is to prevent overreaching, self-dealing transactions undertaken by affiliates which may harm public equity holders. This policy is clearly stated in Interpretive Release No. 34-17719 (April 13, 1981), Supplementary Information:

“The nature of and methods utilized in effecting going private transactions present an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates. This is due, in part, to the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions. Additionally, such transactions have a coercive effect in that security holders confronted by a going private transaction are faced with the prospects of an illiquid market, termination of the protections under the federal securities laws and further efforts by the proponent to eliminate their equity interest. Because of the potential for harm to security holders, particularly small investors, and the need for full and timely disclosure, the Commission continues to believe that Rule 13e-3 is necessary and appropriate for the public interest and the protection of investors.”

The need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates as a result of the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

In contrast to the circumstances described in the Interpretative Release, the negotiations among the Company, First Eagle and GSO, as described in the section of the Preliminary Proxy Statement entitled “The Merger and Asset Sale —Background of the Transactions” were at arm’s length, vigorous and conducted under the direction and supervision of the Company’s board of directors (excluding Mr. Thornburgh, but including all five of the other independent directors). The board’s decision to approve the merger agreement and the asset purchase agreement, and to recommend that the Company’s stockholders approve these agreements, was the culmination of a comprehensive process, extending over a period of nearly five years, to maximize value for the Company’s stockholders. The process included soliciting scores of potential acquirors before discussions with First Eagle or GSO began. The Company had discussions with a variety of other parties regarding possible alternative transactions and considered numerous strategic alternatives, none of which resulted in an actionable alternative, before it considered the proposed transaction with First Eagle and Asset Buyer. The Company’s board of directors (excluding Mr. Thornburgh, but including all five of the other independent directors and the CEO) determined that the transactions with First Eagle and Asset Buyer were in the best interests of all stockholders. After the execution of the merger agreement and asset purchase agreement, the Company, with the assistance of its financial advisors Credit Suisse Securities (USA) LLC and Houlihan Lokey Capital, Inc., actively solicited alternative proposals to acquire the Company during a 30-day “go-shop” period. 53 parties were contacted, an additional seven parties made unsolicited inquiries and the Company entered into confidentiality agreements with 22 parties. The Company did not receive any acquisition proposals during the go-shop period. Given the thorough processes that were followed by the Company and its board of directors (which, with Mr. Thornburgh recused, consisted of five independent directors plus the CEO), there was no opportunity to overreach or take advantage of security holders, particularly small investors, that are not affiliated with First Eagle, GSO, Blackstone or Corsair.

Furthermore, the Company’s stockholders will be entitled to vote against the merger and the asset sale, if they so choose. As the Staff has indicated in the Interpretive Release, in Rule 13e-3 transactions this vote frequently proves to be a “mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval”. However, this is not the case here. Corsair holds only 10.3% of the Company’s outstanding stock and GSO and Blackstone do not own any shares of the Company’s outstanding stock. As described above, the warrants held by investment funds that are sub-advised by GSO are not reasonably expected to be exercised (and GSO cannot unilaterally make, and will not make a recommendation with respect to, this exercise) and, given that the Company has set November 20, 2017 as the record date, even if such investment funds were to exercise such warrants, the resulting shares would not be eligible to vote at the special meeting to approve the merger proposal and asset sale proposal. Management of the Company only owns approximately 6% of the shares eligible to vote at the special meeting. Therefore, none of management, Corsair, GSO or Blackstone or the combination of them has anywhere near the power to carry the vote. Instead, the decision whether to approve the transactions will rest with unaffiliated stockholders owning over 83% of the shares, including five unaffiliated investors each owning a greater than 5% position (and one of whom also has a board seat).

Also, none of the Company’s stockholders, including Corsair and Company management, has entered into any agreements with First Eagle or GSO to vote in favor of the transactions, nor is any stockholder “rolling over” any shares of the Company’s common stock that it beneficially owns. All such shares will be entitled to receive the same consideration in the merger as the Company’s public stockholders.

In adopting Rule 13e-3, the Staff indicated that it was also concerned about the potential coercive effect of a going private transaction, because unaffiliated stockholders might be confronted with the prospect of an illiquid market, termination of the protections under the federal securities laws and further efforts to eliminate their equity interest. Again, these concerns do not apply to this transaction, because if the merger occurs all the outstanding shares will be converted into the merger consideration (which is cash and a contractual contingent value right to receive additional cash payments) and none will remain outstanding. If the transactions do not occur, the stockholders will continue to have the same liquid market and float and the same protections under the federal securities laws as they previously had since their equity interest will remain intact. In short, no stockholder will be coerced into voting in favor of the merger for fear of an illiquid market, loss of securities laws protection or further efforts to eliminate their equity.

Finally, the Company notes that the material relationships between the Company and the various parties described above have been disclosed in the Preliminary Proxy Statement, including under “The Parties to the Transactions—Certain Relationships Among the Parties”.

In sum, the opportunities for coercion or abuse of unaffiliated stockholders that Rule 13e-3 was intended to address are not present in this transaction. The purposes for which Rule 13e-3 was adopted are not implicated, and therefore the rule should not be deemed applicable to the merger or asset sale.

2.	Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, please consider prior staff no-action letters on this topic, such as Minnesota Mining and Manufacturing Co., SEC No-Action Letter (Oct. 13, 1998).

Response: We respectfully advise the Staff that the contingent value rights are not “securities” within the meaning of Section 2 (a)(1) of the Securities Act because the terms of the rights were drafted based on the criteria set forth in longstanding Staff no-action letters on this point.

Staff No-Action Letter Precedents

The Staff has consistently taken the position it would not recommend enforcement action if, in connection with a proposed merger or tender offer, contingent payment rights, having the same essential characteristics as the contingent value rights included in the Company’s proposed merger, were not registered under the Securities Act. In the Minnesota Mining and Manufacturing Co. SEC No-Action Letter (Oct. 13, 1998) and other no-action letters the Staff has noted the following factors when granting such no-action relief:

(1)	the rights are an integral part of the consideration to be received in the merger or tender offer;

(2)	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights;

(3)	the rights do not bear a stated rate of interest;

(4)	the rights are nontransferable, except by operation of law; and

(5)	the rights will not be evidenced by any form of certificate or instrument.[1]

[1]	See, e.g., Minnesota Mining and Mfg. Co. (avail. Oct. 13, 1998); Marriot Residence Inn Ltd. P’ship II (avail. May 8, 2002); Marriot Residence Inn Ltd. P’ship (avail. Feb. 20, 2002); Quanex Corp. (avail. July 28, 1989); Genentech Clinical Partners (avail. Apr. 18, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); First Boston, Inc. (avail. Dec. 2, 1988); Essex Commc’n Corp. (avail. June 28, 1988); Slater Dev. Corp. (avail. Apr. 7, 1988); Lorimar, Inc. (avail. Nov. 4, 1985); and Star Supermarkets, Inc. (avail. Dec. 22, 1982).

In addition to the foregoing factors, in other no-action letters the Staff has noted as a factor when granting such no-action relief that the contingent value rights will be granted pro-rata2 and transfers by will or intestacy are permitted.3 Furthermore, the Staff has sometimes sought confirmation that any amount ultimately paid to the selling stockholders pursuant to a contingent value right will not depend on the operating results of a surviving company or any constituent company to an applicable merger.4 When the Staff has considered whether any contingent payments will depend on a company’s operating results, it has applied this requirement narrowly to find, for example, that milestones related to revenues generated by particular products do not depend on the overall operating results of the applicable company and has granted no-action relief.5

Recent Transactions

The criteria established in the no-action letters noted above are well-established and have been relied on in numerous transactions involving contractual contingent payment rights that were not registered under the Securities Act, including but not limited to the following recent transactions:

•	Allergan plc and Sapphire Acquisition Corp’s 2016 tender offer for all of the outstanding shares of Tobira Therapeutics, Inc., in which the purchasing parties agreed to pay $28.35 for each share of Tobira, plus a nontransferable contingent value right payable upon certain milestones related to the trial, approval and launch of a new, experimental drug.

•	AB Acquisition LLC’s 2015 acquisition of Safeway Inc., in which AB Acquisition LLC agreed to pay, for each share of Safeway Inc. outstanding, $32.50 plus two nontransferable contingent value rights, the value of which was dependent on the consideration received, if any, for the sale of Safeway Inc.’s real-estate development subsidiary and the monetization of its 49% equity interest in Mexico-based food and general merchandise retailer Casa Ley, S.A. de C.V.

•	BioMarin Falcons B.V. and BioMarin Giants B.V.’s 2015 acquisition of Prosensa Holding N.V., in which BioMarin Falcons B.V. and BioMarin Giants B.V. agreed to pay, for each issued and outstanding ordinary share of Prosensa Holding N.V., $17.75, plus a nontransferable contingent value right, which represented the contractual right to receive cash payments upon the achievement of certain product approval milestones.

•	Daiichi Sankyo Company, Ltd’s 2014 tender offer for all of the outstanding shares of Ambit Biosciences Corporation, in which Daiichi Sankyo agreed to pay, for each share of Ambit Biosciences, $15 plus a nontransferable contingent value right to receive cash payments upon the achievement of certain commercialization milestones related to the launch in the United States of products approved to treat certain conditions.

•	Forest Laboratories, Inc.’s 2014 acquisition of Furiex Pharmaceuticals, Inc., in which Forest Laboratories agreed to pay, for each share of Furiex Pharmaceuticals, $95 plus a nontransferable contingent value right to receive cash payments upon the achievement of certain regulatory milestones related to U.S. Food and Drug Administration approval of new drug applications.

•	Cubist Pharmaceuticals, Inc.’s 2013 acquisition of Trius Therapeutics, in which Cubist agreed to pay, for each share of Trius Therapeutics, $13.50 plus a nontransferable contingent value right to receive up to $2 per share upon the achievement of certain milestones based on net sales of certain products.

[2]	See, e.g., Marriot Residence Inn Ltd. P’ship II (avail. May 8, 2002) and Marriot Residence Inn Ltd. P’ship (avail. Feb. 20, 2002)
[3]	See, e.g., Marriot Residence Inn Ltd. P’ship II (avail. May 8, 2002); Marriot Residence Inn Ltd. P’ship (avail. Feb. 20, 2002); Quanex Corp. (avail. July 28, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); and Star Supermarkets, Inc. (avail. Dec. 22, 1982).
[4]	See Genentech Clinical Partners (avail. Apr. 18, 1989) and Northwestern Mutual Life Insurance Co. (avail. Mar. 3, 1983); but see Minnesota Mining and Mfg. Co. (avail. Oct. 13, 1998).
[5]	See Genentech Clinical Partners (avail. Apr. 18, 1989); GID/TL, Inc. (avail. Mar. 21, 1989); and Essex Commc’n Corp. (avail. June 28, 1988).

•	Echo Pharma Acquisition Limited’s 2013 tender offer for all of the outstanding shares of Elan Corporation, plc, in which Echo Pharma Acquisition Limited agreed to pay, for each share of Elan Corporation, $13 plus a nontransferable contingent value right, which entitled the holder to receive up to an additional $2.50 per share, payable upon the achievement of certain regulatory and commercial milestones.

The Contingent Value Rights in the Merger

As described below, the contingent value rights to be issued in the merger have each of the required characteristics the Staff has identified in the cited no-action letters. Similarly, these same characteristics were present in the recent transactions listed above.

The contingent value rights are an integral part of the consideration to be received by the holders of the Company’s common stock. At the closing of the merger, each share of the Company’s common stock will be converted into the right to receive (i) $11.44 per share in cash and (i) one contingent value right. A significant portion of the premium to the three-month volume weighted average price of $11.16 per share of the Company’s common stock as of October 16, 2017, the last trading day before the transaction announcement, is expected to be as a result of payments with respect to the contingent value rights, which at that time were estimated to provide an additional $0.88 to $1.00 per share. The board of the Company took this into account in determining whether to approve the merger agreement and to recommend the merger proposal and asset sale proposal to the stockholders of the Company as further described in “Recommendation of the NewStar Board and Its Reasons for the Transactions” in the Preliminary Proxy Statement.

The contingent value rights will not represent any equity or ownership interest in the Company, First Eagle or any affiliate thereof, in any constituent company to the merger, or in any other person and will not be represented by any certificates or other instruments. In addition, the contingent value rights will not have any voting or dividend rights. See Section 2.6(a) of the merger agreement (attached as Annex A to the Preliminary Proxy Statement).

The contingent value rights will not bear any stated interest. Under the merger agreement the holders of the contingent value rights will receive their pro rata portion of 30% of each tax refund (net of certain adjustments) promptly after First Eagle receives such refund. The remainder of such net tax refund will be held in an interest bearing account (referred to as the “tax holdback account”) that will be invested as directed by the CVR Committee (acting on behalf of the holders) in specified short-term, high quality investments, 6 with 60% of such funds disbursed pro rata to holders of the contingent value rights upon approval of the refunds by U.S. taxing authorities, and the remaining amount of such funds promptly disbursed pro rata to holders of the contingent value rights upon the earlier of the expiration of the applicable statute of limitations and the completion by the IRS of any audit it decides to undertake. Any interest earned on the funds in the tax holdback account will be for the benefit of, and any losses will be for the account of, the holders of the contingent value rights, but the amount of any such interest is not fixed and will depend solely on interest earned by the investments in the tax holdback account, which interest would be passed through to the holders of the contingent value rights. See Sections 2.6(a) and (d) of the merger agreement.

The contingent value rights may not be sold, assigned, transferred, pledged or encumbered in any manner, other than transfers by will or intestacy, pursuant to a court order, by operation of law, or in connection with the dissolution, liquidation or termination of a corporation, limited liability company, partnership or other entity which is the holder thereof. See Section 2.6(l) of the merger agreement.

In addition, any amount ultimately paid to stockholders pursuant to the contingent value rights will not depend in any way upon the general operating results of the Company, First Eagle or any of its affiliates. Rather,

[6]

The specified permitted investments are (a) obligations of or guaranteed by the United States of America, (b) time or demand deposits, certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, and/or (c) money market funds having a rating in the highest investment category granted by a recognized credit agency at the time of acquisition.

such amounts will depend only on the tax losses generated in connection with the closing of the asset sale and the ability of the Company following the closing to obtain related U.S. federal and state income tax refunds for taxes previously paid by the Company for taxable periods prior to the closing date.

Accordingly, we respectfully submit that the contingent value rights fit within the long line of no-action letters issued by the Staff on this topic and thus are not “securities” within the meaning of Section 2(a)(1) of the Securities Act.

*****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 455-3675.

Very truly yours,

/s/ Lee Meyerson

cc:	Robert K. Brown

NewStar Financial, Inc.

500 Boylston Street, Suite 1250

Boston, MA 02116